UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                           pursuant to Rule 13d-2(a).
                               (Amendment No. 6)*

                               GSI COMMERCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37937A 10 7
               ---------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                RONALD D. FISHER
                                  SOFTBANK INC.
                               1188 CENTRE STREET
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 1, 2005
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-----------------------------            ---------------------------------------
 CUSIP No.  37937A 10 7                    Page 2 of 15 Pages
-----------------------------            ---------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF     7     SOLE VOTING POWER
      SHARES                    0
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY      8     SHARED VOTING POWER
       EACH                  20,045,235
     REPORTING    --------------------------------------------------------------
      PERSON       9     SOLE DISPOSITIVE POWER
       WITH                     0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              4,060,226
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,045,235
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                    2 of 15

                                 SCHEDULE 13D/A

-----------------------------            ---------------------------------------
 CUSIP No.  37937A 10 7                    Page 3 of 15 Pages
-----------------------------            ---------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF     7     SOLE VOTING POWER
      SHARES                    0
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY      8     SHARED VOTING POWER
       EACH                  3,990,398
     REPORTING    --------------------------------------------------------------
      PERSON       9     SOLE DISPOSITIVE POWER
       WITH                     0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              3,990,398
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,990,398
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                    3 of 15

                                 SCHEDULE 13D/A


-----------------------------            ---------------------------------------
 CUSIP No.  37937A 10 7                    Page 4 of 15 Pages
-----------------------------            ---------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL ADVISORS FUND LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF     7     SOLE VOTING POWER
      SHARES                    0
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY      8     SHARED VOTING POWER
       EACH                  16,088,235
     REPORTING    --------------------------------------------------------------
      PERSON       9     SOLE DISPOSITIVE POWER
       WITH                     0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              103,226
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,088,235
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                     4 of 15

                                 SCHEDULE 13D/A

-----------------------------            ---------------------------------------
 CUSIP No.  37937A 10 7                    Page 5 of 15 Pages
-----------------------------            ---------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF     7     SOLE VOTING POWER
      SHARES                    0
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY      8     SHARED VOTING POWER
       EACH                  24,138,859
     REPORTING    --------------------------------------------------------------
      PERSON       9     SOLE DISPOSITIVE POWER
       WITH                     0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              8,153,850
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,138,859
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC, OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                    4 of 15

                                 SCHEDULE 13D/A

-----------------------------            ---------------------------------------
 CUSIP No.  37937A 10 7                    Page 6 of 15 Pages
-----------------------------            ---------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SB CAPITAL MANAGERS LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF     7     SOLE VOTING POWER
      SHARES                    0
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY      8     SHARED VOTING POWER
       EACH                  24,138,859
     REPORTING    --------------------------------------------------------------
      PERSON       9     SOLE DISPOSITIVE POWER
       WITH                     0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              8,153,850
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,138,859
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC, OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                    6 of 15

         This Amendment No. 6 to Schedule 13D, filed by SOFTBANK Capital Partners LP ("SB Capital Partners"), SOFTBANK Capital LP ("SB Capital"), SOFTBANK Capital Advisors Fund LP ("Advisors Fund"), SOFTBANK Capital Partners LLC ("SB CP LLC") and SB Capital Managers LLC ("SB CM LLC", together with SB
Capital Partners, SB Capital, Advisors Fund and SB CP LLC, the "Reporting Persons") with respect to shares of Common Stock, $0.01 par value per share (the "Common Stock"), of GSI Commerce, Inc. (formerly known as Global Sports, Inc.) (the "Company") amends and supplements the Schedule 13D filed by the Reporting Persons on June 6, 1999 as amended and supplemented by Amendment No. 1 thereto on May 1, 2000, Amendment No. 2 thereto on May 4, 2000, Amendment No. 3 thereto on October 24, 2000, Amendment No. 4 thereto on December 28, 2001 and Amendment No. 5 thereto on February 21, 2003.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         The purpose of the acquisition of the shares of Common Stock by the Reporting Persons described herein was to make an investment in the Company.

         Pursuant to the Purchase Agreement, dated as of June 10, 1999 (the "1999 Purchase Agreement") (attached hereto as Exhibit C), between the Company and SOFTBANK America ("SOFTBANK America"), SOFTBANK America purchased an aggregate of 6,153,850 shares of Common Stock from the Company for a purchase price of $13.00 per share. The total consideration paid by SOFTBANK America to the Company for the shares was $80,000,050.

         In July 1999, SOFTBANK America assigned 6,069,542 shares of the Company's Common Stock to SB Capital Partners and 84,308 shares of the Company's Common Stock to Advisors Fund (as defined in Item 5), and all of its rights with respect to those shares under the Registration Rights Agreement and the 1999 Purchase Agreement, each as described in this Item 4, thus reducing SOFTBANK America's holdings to zero.

         Pursuant to the Purchase Agreement, dated as of April 27, 2000 (the "2000 Purchase Agreement") (attached hereto as Exhibit I), by and among the Company, SB Capital Partners and Advisors Fund, SB Capital Partners and Advisor Fund purchased 2,464,250 shares of Common Stock and 35,750 shares of Common Stock, respectively, on May 1, 2000 for a purchase price of $8.00 per share. In addition, SB Capital Partners and Advisors Fund were each issued a warrant to purchase 1,232,125 shares of Common Stock (attached hereto as Exhibit L) and 17,875 shares of Common Stock, respectively, at an exercise price of $10.00 per share (the "SB Capital Partners Warrant"). The SB Capital Partners Warrant was exercisable on and after May 1, 2000 and expired on April 30, 2003 without being exercised.

         The 2000 Purchase Agreement provides, among other things, that on and after the closing date, SOFTBANK Capital Partners and SOFTBANK Capital Advisors, together, will have the right, (i) (A) so long as the Purchasers and the SOFTBANK Entities (each as defined therein) collectively own 50% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase (as defined therein), to designate three (3) members of the Company's Board of Directors, (B) so long as the Purchasers and the

                                    7 of 15

SOFTBANK Entities collectively own 25% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate two (2) members of the Company's Board of Directors, and (C) so long as the Purchasers and the SOFTBANK Entities collectively own 5% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate one (1) member of the Company's Board of Directors (collectively, the "2000 Board Composition Requirement"); and (ii) so long as the Purchasers and the SOFTBANK Entities collectively own 35% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate one (1) member of each committee of the Company's Board of Directors.

         SB Capital Partners and Advisors Fund also are parties to a Registration Rights Agreement, dated as of June 10, 1999, as amended on May 1, 2000 (the "Registration Rights Agreement")(attached hereto as Exhibit D), with the Company which grants SB Capital Partners and Advisors Fund "demand" and "piggy-back" registration rights with respect to the shares of Common Stock purchased pursuant to the 1999 Purchase Agreement and the 2000 Purchase Agreement.

         In conjunction with the execution of the 1999 Purchase Agreement, SOFTBANK America entered into the Subordinated Loan Agreement, dated as of June 10, 1999 (the "Subordinated Loan Agreement")(attached hereto as Exhibit G), with the Company pursuant to which, on such date, SOFTBANK America loaned the Company $15 million. The loan was evidenced in the form of a convertible subordinated note (the "Convertible Subordinated Note")(attached hereto as Exhibit H). Interest on the Convertible Subordinated Note accrued on the outstanding principal amount of the loan at the rate of 4.98% per annum. All unpaid principal and accrued but unpaid interest due on the Convertible Subordinated Note was automatically converted into a number of shares of Common Stock equal to the total amount of unpaid principal and accrued but unpaid interest divided by $13.00.

         Subject to the provisions of the 1999 Purchase Agreement and the 2000 Purchase Agreement, each of SB Capital Partners and Advisors Fund may sell, transfer, assign or pledge all or any part of the shares they acquire pursuant to the 1999 Purchase Agreement and 2000 Purchase Agreement to any of their affiliates or those of SOFTBANK, including, without limitation, any partnership or other entity of which any direct or indirect subsidiary of SOFTBANK is a general partner or has investment discretion, or any employees of any of the foregoing. Neither SB Capital Partners nor Advisors Fund have any specific plans to make such transfers.

         Michael G. Rubin, the principal stockholder of the Company holding in the aggregate approximately 43.2% of the shares of Common Stock outstanding as of April 27, 2000 ("Rubin") entered into a Voting Agreement, dated as of June 10, 1999 (the "Rubin Voting Agreement")(attached hereto as Exhibit E), in favor of SOFTBANK America. Pursuant to the Rubin Voting Agreement, Rubin agreed that he will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him (i) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; (ii) in favor of election to the Board of Directors of the directors which

                                    8 of 15

SOFTBANK America is, together, entitled to designate upon consummation of the Second Purchase and which have been identified by SOFTBANK America as nominees for such purpose; and (iii) except as otherwise agreed to in writing in advance by SOFTBANK America against the following actions (other than the Second Purchase and the transactions contemplated by the Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the transactions contemplated by the Rubin Voting Agreement and the Purchase Agreement. Rubin also agreed that he will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the Rubin Voting Agreement and delivered to SOFTBANK America an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Rubin Voting Agreement. In addition, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by SOFTBANK America. Notwithstanding the foregoing, SOFTBANK America has the right at all times to remove, with or without cause, any or all of the directors designated by it.

         SOFTBANK America, as an inducement and a condition to consummating the 1999 Purchase Agreement, entered into a Voting Agreement, dated as of June 10, 1999 (the "SOFTBANK America Voting Agreement") (attached hereto as Exhibit F), in favor of Rubin. Pursuant to the SOFTBANK America Voting Agreement, SOFTBANK America agreed that it will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by it with respect to all directorships other than those which SOFTBANK America is entitled to designate pursuant to the 1999 Purchase Agreement (i) in favor of any member of the Board of Directors of the Company who was a member of the Board prior to the date of the 1999 Purchase Agreement, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SOFTBANK America pursuant to the 1999 Purchase Agreement and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence. In addition, SOFTBANK America agreed not to take any action to remove, with or without cause, any director of the Company other than the SOFTBANK America designees.

         Rubin entered into a Restated Voting Agreement, dated as of May 1, 2000 (the "2000 Rubin Voting Agreement") (attached hereto, as Exhibit J), in favor of SB Capital Partners and Advisors Fund, pursuant to which, Rubin agreed that he will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him (i) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the 2000 Purchase Agreement; (ii) in favor of election to the Board of Directors of the directors which SB Capital Partners and Advisors Fund are, together, entitled to designate upon

                                    9 of 15
consummation of the Purchase (as defined in the 2000 Purchase Agreement) and which have been identified by SB Capital Partners and Advisors Fund as nominees for such purpose; and (iii) except as otherwise agreed to in writing in advance by SB Capital Partners and Advisors Fund against the following actions (other than the Purchase and the transactions contemplated by the 2000 Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the Purchase and the transactions contemplated by the voting agreement and the 2000 Purchase Agreement. The voting agreement also provides that Rubin agrees that he will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in this voting agreement and will deliver to SB Capital Partners and Advisors Fund, if requested, an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in this voting agreement. In addition, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by SB Capital Partners and Advisors Fund. Notwithstanding the foregoing, SB Capital Partners and Advisors Fund have the right at all times to remove, with or without cause, any or all of the directors designated by SB Capital Partners and Advisors Fund.

         SB Capital Partners and Advisors Fund, as an inducement and a condition to consummating the 2000 Purchase Agreement, also entered into a restated voting agreement in favor of Rubin, dated as of May 1, 2000 (the "2000 SOFTBANK Voting Agreement") (attached hereto as Exhibit K), relating to the election of directors designated by Rubin. Pursuant to the 2000 SOFTBANK Voting Agreement, SB Capital Partners and Advisors Fund agreed that they will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by them with respect to all directorships other than those which SB Capital Partners and Advisors Fund are entitled to designate pursuant to the 2000 Purchase Agreement (i) in favor of any member of the Board of Directors of the Company who was a member of the Board prior to the date of the 2000 Purchase Agreement, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SB Capital Partners and Advisors Fund pursuant to the 2000 Purchase Agreement and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence. In addition, SB Capital Partners and Advisors Fund agreed not to take any action to remove, with or without cause, any director of the Company other than the SB Capital Partners and Advisors Fund designees.

         In connection with a registered offering of 3,707,469 shares of Common Stock to the public (the "2005 Registered Offering"), which was consummated on June 1, 2005, pursuant to an underwriting agreement (the "Underwriting Agreement") (attached hereto as Exhibit Q), dated May 25, 2005, SB Capital Partners sold to the several underwriters named therein (the "Underwriters") 248,950 shares of Common Stock at a price of $14.0238 per share, SB Capital sold to the Underwriters 244,700 shares of Common Stock at a price of $14.0238 per share and

                                    10 of 15

Advisors Fund sold to the Underwriters 6,350 shares of Common Stock at a price of $14.0238 per share.

         Pursuant to the Underwriting Agreement, SB Capital Partners, SB Capital and Advisors Fund have agreed with the Underwriters that during the period beginning on May 25, 2005 and continuing to and including the date 90 days after May 25, 2005, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing agreement does not apply to (a) the sale of any Common Stock to the Underwriters pursuant to the Underwriting Agreement; (b) transactions relating to shares of Common Stock or other securities of the Company acquired in open market transactions after the completion of the 2005 Registered Offering; or (c) the exercise of any stock option, warrant or other right to acquire shares of Common Stock, the conversion of a security convertible into Common Stock, or any disposition of shares of Common Stock (i) in lieu of payment of the exercise or conversion price thereof or (ii) to the Company to satisfy any withholding tax obligation in connection with such exercise or conversion.

         Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis, and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of the securities of the Company or their contractual rights to acquire such securities, acquire additional securities of the Company or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions or dispositions may be effected through open market purchases or sales, privately negotiated transactions, tender offers to existing holders or direct negotiation with the

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

Company. Such further acquisitions, dispositions or other actions may or may not result in the Specified Actions.

         All references to the 1999 Purchase Agreement, the 2000 Purchase Agreement, the Registration Rights Agreement, the Subordinated Loan Agreement, the Convertible Subordinated Note, the Rubin Voting Agreement, the SOFTBANK America Voting Agreement, the 2000 Rubin Voting Agreement, the 2000 SOFTBANK Voting Agreement, the SB Capital Partners Warrant and the Underwriting Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

         Each of SB Capital Partners, SB Capital and Advisors Fund is an investment fund managed by its sole general partner, SB CP LLC; accordingly, securities owned by SB Capital Partners, SB Capital or Advisors Fund may be regarded as being beneficially owned by SB CP LLC. Pursuant to an amendment, dated October 1, 2001, to the Limited Liability Company Agreement of SB CP LLC (the "LLC Agreement Amendment"), all investment decisions on behalf of SB CP LLC must be approved by SB CM LLC; accordingly, securities beneficially owned by SB CP LLC may be regarded as being beneficially owned by SB CM LLC. As a result of the LLC Agreement Amendment, SOFTBANK Capital Partners Investment Inc. ("SB CPI"), Ronald D. Fisher ("Mr. Fisher") and Charles R. Lax ("Mr. Lax") no longer have voting or investment control with respect to securities beneficially owned by SB CP LLC; accordingly, securities beneficially owned by SB CP LLC are no longer beneficially owned by SB CPI, Mr. Fisher, Mr. Lax, SOFTBANK Holdings Inc. ("SBH"), SOFTBANK Corp. ("SOFTBANK") or Masayoshi Son ("Mr. Son") and each of SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son ceased to be the beneficial owner of more than five percent of the Common Stock as of October 1, 2001, the date of the LLC Agreement Amendment.

         As of the date of this statement, SB Capital Partners holds and may be deemed to be the beneficial owner of 4,060,226 shares of Common Stock, SB Capital holds and may be deemed to be the beneficial owner of 3,990,398 shares of Common Stock and Advisors Fund holds and may be deemed to be the beneficial owner of 103,226 shares of Common Stock.

         Under a Voting Agreement, dated as of May 1, 2000, with Michael G. Rubin ("Mr. Rubin"), filed as Exhibit J to Amendment No. 2, Mr. Rubin granted certain voting rights to SB Capital Partners and Advisors Fund. As a result, SB Capital Partners and Advisors Fund may each be deemed to be beneficial owners of the 7,466,041 shares of Common Stock owned by Mr. Rubin according to the Company's final prospectus dated May 25, 2005 and filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Exchange of 1933, as amended (the "Final Prospectus"). In addition, under a Voting Agreement, dated as of September 13, 2000, with Interactive Technology Holdings, LLC ("Interactive"), which was filed as Exhibit M to Amendment No. 3 to the Schedule 13D dated October 24, 2000, Interactive granted certain voting rights to SB Capital Partners and Advisors Fund. Interactive assigned its rights under the foregoing Voting Agreement to QK Holdings, Inc. ("QK"). As a result, SB

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

Capital Partners and Advisors Fund may each be deemed to be beneficial owners of the 8,518,968 shares of Common Stock owned by QK according to the Final Prospectus. As a result, including the shares owned by Mr. Rubin and Interactive, SB Capital Partners may be deemed to be the beneficial owner of an aggregate of 20,045,235 shares of Common Stock, and Advisors Fund may be deemed to be the beneficial owner of an aggregate of 16,088,235 shares of Common Stock.

         TOTAL OUTSTANDING SHARES. According to the Final Prospectus, there will be 43,746,829 shares outstanding following the consummation of a registered offering of 3,707,469 shares of Common Stock on June 1, 2005.

         SB CAPITAL PARTNERS. As described above, SB Capital Partners may be deemed to be the beneficial owner of 20,045,235 shares of Common Stock, or 45.8% of the Common Stock outstanding.

         SB CAPITAL. As described above, SB Capital may be deemed to be the beneficial owner of 3,990,398 shares of Common Stock, or 9.1% of the Common Stock outstanding.

         ADVISORS FUND. As described above, Advisors Fund may be deemed to be the beneficial owner of 16,088,235 shares of Common Stock, or 36.8% of the Common Stock outstanding.

         SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed a beneficial owner of a total of 24,138,859 shares of Common Stock, consisting of 20,045,235 shares beneficially owned by SB Capital Partners, 3,990,398 beneficially owned by SB Capital and 16,088,235 shares beneficially owned by Advisors Fund, or a total of 55.2% of the Common Stock outstanding.

         SB CM LLC. By virtue of all investment decisions on behalf of SB CP LLC requiring the approval by SB CM LLC, SB CM LLC may be deemed a beneficial owner of 24,138,859 shares of Common Stock, or a total of 55.2% of the Common Stock outstanding.

         SB CPI, MR. FISHER, MR. LAX, SBH, SOFTBANK AND MR. SON. As a result of the LLC Agreement Amendment, as of October 1, 2001, each of SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby supplemented to include the following:

Exhibit Q  Underwriting Agreement, dated May 25, 2005, among GSI Commerce, Inc., a Delaware corporation, the selling shareholders of the Company named in Schedule I thereto, and the several underwriters named in
           Schedule II thereto.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2005                              SOFTBANK CAPITAL PARTNERS LP
                                          By: SOFTBANK CAPITAL PARTNERS LLC,
                                              its General Partner


                                          By: /s/ Steven J. Murray
                                              ----------------------------------
                                              Name:  Steven J. Murray
                                              Title: Administrative Member



                                          SOFTBANK CAPITAL LP
                                          By: SOFTBANK CAPITAL PARTNERS LLC,
                                              its General Partner


                                          By: /s/ Steven J. Murray
                                              ----------------------------------
                                              Name:  Steven J. Murray
                                              Title: Administrative Member



                                          SOFTBANK CAPITAL ADVISORS FUND LP
                                          By: SOFTBANK CAPITAL PARTNERS LLC,
                                              its General Partner


                                          By: /s/ Steven J. Murray
                                              ----------------------------------
                                              Name:  Steven J. Murray
                                              Title: Administrative Member



                                          SOFTBANK CAPITAL PARTNERS LLC


                                          By: /s/ Steven J. Murray
                                              ----------------------------------
                                              Name:  Steven J. Murray
                                              Title: Administrative Member



                                    14 of 15

                                          SB CAPITAL MANAGERS LLC


                                          By: /s/ Steven J. Murray
                                              ----------------------------------
                                              Name:  Steven J. Murray
                                              Title: Administrative Member


































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